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EASTMAIN

NEWS RELEASE

TSX Symbol: ER

June 13, 2008

EASTMAIN RESOURCES INC. ANNOUNCES INCREASE TO BOUGHT DEAL PRIVATE PLACEMENT OF UNITS FINANCING

Eastmain Resources Inc. (“**Eastmain**”) is pleased to announce that it has agreed to increase the size of the previously announced private placement to $14,000,000. Pursuant to a revised letter agreement, the underwriters led by Macquarie Capital Markets Canada Ltd. and including Genuity Capital Markets and Laurentian Bank Securities (together the “Underwriters”) have agreed to purchase on a private placement basis 10,000,000 units (the “Units”), at a price of $1.40 per Unit (the “Issue Price”) for gross proceeds to Eastmain of $14,000,000. The Underwriters have the option to purchase up to an additional 1,500,000 Units at the Issue Price up to 48 hours prior to closing of the offering. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $2.00 for a period of 24 months following the closing of the offering.

The offering is scheduled to close on or about July 3rd, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The net proceeds of the offering will be used for continued development of the Company’s Clearwater gold project that hosts the Eau Claire Deposit, the Éléonore South JV, the Eastmain Mine, and other advanced exploration properties in Quebec and Ontario, and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Eastmain Resources Inc.(TSX:ER)

With its focus on the district of James Bay, Québec, Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain also holds interest in 12 projects within the district, including the Éleonore South property, where a sedimentary-gold discovery has been found in a similar geologic setting to Goldcorp’s Roberto deposit. The Company has a minimum budget of $3.75 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.



EASTMAIN

NEWS RELEASE

TSX Symbol: ER
June 12, 2008

Eau Claire Gold Deposit
100 Drill Intersections Average 28.03 g/t Gold

Eastmain Resources Inc. (TSX:ER) announces additional assay results from its wholly-owned Eau Claire gold deposit, located in Northwestern Québec. Drilling completed in December of 2007 yields the following: **100 drill intersections** contain an **average of 28.03 g/t gold or 0.82 ounces per ton** over 1.25 metres, including **50 vein intervals** with an **average grade of 50.01 g/t or 1.46 ounces gold per ton** across 1.25 metres. The average grade of **141 quartz-tourmaline veins** intersected in the 450 West Zone is **21.18 g/t gold (0.62 ounces per ton)** over an average width of 1.21 metres (Table 1).

Highlights from the drill program include drill hole ER07-87, which assayed **79.76 g/t gold or 2.33 ounces per ton** across **3.5 metres** and hole ER07-98, which cuts a high-grade, metre-thick vein assaying **1,313.5 g/t gold or 38.35 ounces per ton,** including up to **2,540 g/t gold (74.2 ounces per ton)** over one-half metre. *These results clearly suggest that the previously reported indicated resource will increase significantly.*

The previously reported indicated resource grade for the deposit, based on 25- to 50-metre drill-hole spacing, is 9.46 g/t gold. However, the composite surface grade of channel samples from the deposit, taken every five metres across the veins, is 23.5 g/t gold or 0.70 ounces per ton. *The average grade of the quartz-tourmaline vein samples intersected in this recent closely-spaced drill program (12.5-metre spacing) noticeably approximates the composite surface grade.*

Drilling across the 450 West Zone at Eau Claire has confirmed excellent continuity of multiple gold-bearing veins, defining a high-grade corridor containing visible gold throughout the central part of the deposit. Gold-rich, quartz-tourmaline rock was intersected in six different veins (H, I, P, JQ, R and S). Initial assay data was previously reported for 76 half-metre samples containing visible gold averaging **70.74 g/t Au or 2.07 ounces per ton** (April 2, 2008 news release). These high-grade intervals, intersected in 34 of 51 holes, are evenly distributed throughout the drilled area both laterally and vertically. See website for drill plan maps.

Drilling to date at Eau Claire has also demonstrated a positive correlation of drill hole spacing with gold grade – gold grade appears to increase with closer drill spacing and larger sample size. Prior to the recent drilling, the gold deposit contained in excess of 1,000 ounces of gold per vertical metre (NI-43-101- Dec 30, 2005; 2007 AIF). Assay results are pending for 250 core samples of vein and schist material.

A second program of definition drilling, expected to begin early July of this year, will test the eastern part of the deposit. The objectives of this program are to continue to expand and upgrade near-surface, high-grade resources for a length of 600 metres and to a depth of 300 metres, through closely-spaced drill holes, and to search for a second deposit on the property.

"We are extremely impressed with these drill results. These high grade assays confirm our interpretation that the potential for increasing resource ounces at the Eau Claire gold deposit is excellent", states Dr. Robinson. "These gold grades are comparable to those reported in the richest gold district in the Canadian Shield – Red Lake – and are much higher than the previously stated resource grade for Eau Claire".

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. 2007 Eau Claire Diamond Drilling Results

Eau Claire Gold Deposit - 2007 Average composite gold grades							
Cut off grade		No. Vein	Average Length	Average Grade			
Au g/t		Intercepts	metres	Au g/t	Au oz/ton		
0		141	1.21	21.18	0.62		
3.4		**100**	**1.25**	**28.03**	**0.82**		
5.4		75	1.29	35.01	1.02		
9.75		50	1.25	50.01	1.46		

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton		
ER07-60	49.5	50.5	1.0	11.05	0.32		
incl.	50.0	50.5	0.5	**20.80**	**0.61**		
ER07-62	51.7	53.2	1.5	**21.80**	**0.64**		
incl.	52.2	52.7	0.5	**52.00**	**1.52**		
	62.8	63.8	1.0	**22.53**	**0.66**		
incl.	62.8	63.3	0.5	**45.00**	**1.31**		
ER07-63	20.4	21.5	1.1	**57.07**	**1.67**		
incl.	21.0	21.5	0.5	**92.80**	**2.71**		
ER07-64	12.3	13.3	1.0	9.86	0.29		
incl.	12.3	12.8	0.5	**19.70**	**0.58**		
	17.4	18.4	1.0	8.36	0.24		
	28.7	29.8	1.1	8.86	0.26		
ER07-65	19.4	20.4	1.0	**38.50**	**1.12**		
incl.	19.9	20.4	0.5	**77.00**	**2.25**		
	52.8	53.7	0.9	6.10	0.18		
	55.2	56.2	1.0	**20.72**	**0.61**		
incl.	55.2	55.7	0.5	**41.40**	**1.21**		
ER07-67	22.5	23.5	1.0	**42.85**	**1.25**		
incl.	23.0	23.5	0.5	**61.10**	**1.78**		
	37.7	38.7	1.0	**15.12**	**0.44**		
incl.	37.7	38.2	0.5	**30.10**	**0.88**		
ER07-68	3.7	4.7	1.0	**17.95**	**0.52**		
	10.9	11.9	1.0	**26.88**	**0.78**		
	10.9	11.4	0.5	**52.00**	**1.52**		
	19.1	20.1	1.0	3.77	0.11		
	27.0	28.0	1.0	2.37	0.07		
ER07-69	4.5	5.5	1.0	**15.55**	**0.45**		
	9.4	10.4	1.0	5.01	0.15		
	13.1	14.1	1.0	**15.59**	**0.46**		
ER07-70	46.2	47.3	1.1	**21.35**	**0.62**		
incl.	46.8	47.3	0.5	**42.40**	**1.24**		
	57.4	58.4	1.0	11.32	0.33		

Table 1. 2007 Eau Claire Diamond Drilling Results

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton
ER07-71	46.9	47.9	1.0	**19.12**	**0.56**
	60.5	61.5	1.0	1.90	0.06
ER07-72	15.8	16.8	1.0	2.13	0.06
	26.8	28.3	1.5	6.09	0.18
	39.6	40.6	1.0	**22.15**	**0.65**
	59.0	60.0	1.0	4.22	0.12
ER07-73	6.6	7.6	1.0	4.93	0.14
	16.1	17.2	1.1	10.80	0.32
	28.5	29.5	1.0	**15.99**	**0.47**
ER07-73					
incl.	28.5	29.0	0.5	**31.60**	**0.92**
ER07-74	5.1	7.1	2.0	2.66	0.08
	8.5	9.5	1.0	7.93	0.23
	13.0	14.0	1.0	3.12	0.09
	17.2	18.2	1.0	**20.63**	**0.60**
incl.	17.7	18.2	0.5	**40.80**	**1.19**
	28.5	29.5	1.0	3.34	0.10
ER07-75	10.3	11.3	1.0	3.59	0.10
	18.0	19.0	1.0	2.20	0.06
ER07-76	6.3	7.8	1.5	4.11	0.12
	9.2	10.7	1.5	**30.66**	**0.90**
incl.	9.2	9.7	0.5	**89.30**	**2.61**
	16.7	18.2	1.5	2.82	0.08
ER07-77	8.3	9.3	1.0	**24.55**	**0.72**
incl.	8.3	8.8	0.5	**45.20**	**1.32**
	13.9	14.9	1.0	4.83	0.14
	19.0	19.6	0.6	5.30	0.15
ER07-78	38.0	39.0	1.0	3.85	0.11
	44.4	45.9	1.5	10.61	0.31
incl.	44.4	44.9	0.5	**20.60**	**0.60**
ER07-79	19.9	20.9	1.0	8.80	0.26
	26.8	27.9	1.1	**15.60**	**0.46**
incl.	26.8	27.4	0.6	**25.90**	**0.76**
	40.9	42.0	1.1	6.42	0.19
ER07-80	4.5	8.0	**3.5**	8.95	0.26
	15.3	16.3	1.0	3.44	0.10
ER07-81	4.8	5.8	1.0	4.55	0.13
	15.5	16.6	1.1	10.44	0.30
ER07-82	36.6	37.6	1.0	2.82	0.08
	43.4	44.5	1.1	**85.82**	**2.51**
incl.	43.4	43.9	0.5	**188.00**	**5.49**
	76.9	77.9	1.0	2.97	0.09

Table 1. 2007 Eau Claire Diamond Drilling Results

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton
ER07-82	81.8	82.8	1.0	3.59	0.10
ER07-83	4.5	5.5	1.0	12.46	0.36
	18.5	19.5	1.0	2.77	0.08
	47.0	48.0	1.0	2.39	0.07
ER07-84	12.4	13.4	1.0	**19.75**	**0.58**
incl.	12.4	12.9	0.5	**27.70**	**0.81**
ER07-85	3.0	7.0	**4.0**	**13.83**	**0.40**
incl.	4.0	4.5	0.5	**39.80**	**1.16**
incl.	6.5	7.0	0.5	**33.30**	**0.97**
	9.5	10.5	1.0	2.22	0.06
	17.5	19.0	1.5	**40.01**	**1.17**
	22.0	23.0	1.0	4.80	0.14
	29.0	29.5	0.5	8.84	0.26
ER07-86	36.1	37.1	1.0	3.68	0.11
	47.3	48.3	1.0	12.78	0.37
	47.3	47.8	0.5	**25.50**	**0.74**
	74.0	75.0	1.0	2.14	0.06
ER07-87	7.3	8.3	1.0	2.07	0.06
	17.8	21.3	**3.5**	**79.76**	**2.33**
incl.	18.8	19.3	0.5	**237.00**	**6.92**
incl.	19.3	19.8	0.5	**38.50**	**1.12**
incl.	19.8	20.3	0.5	**172.00**	**5.02**
incl.	20.3	20.8	0.5	**99.60**	**2.91**
	24.1	25.6	1.5	4.00	0.12
	39.0	40.4	1.4	2.12	0.06
	41.5	42.5	1.0	6.12	0.18
	49.3	52.4	3.1	3.45	0.10
	54.0	55.0	1.0	3.17	0.09
ER07-88	33.1	34.7	1.6	4.55	0.13
ER07-89	4.6	6.1	1.5	2.76	0.08
	16.5	17.6	1.1	2.55	0.07
	19.1	20.6	1.5	4.09	0.12
	26.1	27.1	1.0	5.61	0.16
ER07-90	43.6	44.6	1.0	3.05	0.09
	53.7	55.3	1.6	9.37	0.27
	60.9	61.9	1.0	4.60	0.13
	66.1	67.1	1.0	**83.83**	**2.45**
ER07-91	40.1	41.1	1.0	4.94	0.14
	52.0	53.0	1.0	5.36	0.16
ER07-92	5.4	6.5	1.1	4.22	0.12
	11.5	12.5	1.0	8.81	0.26
	24.4	26.4	2.0	9.74	0.28
	25.9	26.4	0.5	**18.80**	**0.55**

Table '. 2007 Eau Claire Diamond Drilling Results

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton		
ER07-92	27.4	28.4	1.0	3.89	0.11		
ER07-93	4.7	7.7	**3.0**	**11.31**	**0.33**		
	11.7	13.2	1.5	**35.96**	**1.05**		
incl.	12.2	12.7	0.5	**95.00**	**2.77**		
	19.5	20.5	1.0	3.24	0.09		
ER07-94	56.3	57.8	1.5	11.28	0.33		
incl.	57.3	57.8	0.5	**23.50**	**0.69**		
	65.4	66.4	1.0	**31.15**	**0.91**		
ER07-95	38.1	40.6	2.5	5.72	0.17		
	49.9	51.5	1.6	**28.47**	**0.83**		
incl.	49.9	50.4	0.5	**22.90**	**0.67**		
incl.	50.9	51.5	0.6	**51.50**	**1.50**		
ER07-96	10.4	11.2	0.8	3.01	0.09		
ER07-98	30.9	31.4	0.5	11.10	0.32		
	39.0	39.5	0.5	**37.20**	**1.09**		
	64.5	65.5	1.0	**1,313.50**	**38.35**		
incl.	64.5	65.0	0.5	**87.00**	**2.54**		
incl.	65.0	65.5	0.5	**2,540.00**	**74.17**		
ER07-99	24.8	25.9	1.1	**17.46**	**0.51**		
	36.3	37.4	1.1	6.34	0.19		
	47.0	51.5	**4.5**	**8.87**	**0.26**		
ER07-100	57.2	58.2	1.0	9.21	0.27		
ER07-103	11.3	12.4	1.1	6.55	0.19		
	31.5	32.5	1.0	5.72	0.17		
	56.5	57.5	1.0	4.35	0.13		
	64.4	65.4	1.0	**48.24**	**1.41**		
ER07-104	11.0	12.5	1.5	**20.73**	**0.61**		
	33.4	34.4	1.0	13.61	0.40		
	44.3	45.3	1.0	**188.58**	**5.51**		
incl.	44.8	45.3	0.5	**375.00**	**10.95**		
ER07-106	61.7	62.7	1.0	9.51	0.28		
ER07-107	22.1	23.6	1.5	**17.57**	**0.51**		
incl.	22.1	22.6	0.5	**35.90**	**1.05**		
ER07-108	68.9	69.9	1.0	**45.69**	**1.33**		
	74.6	75.6	1.0	8.49	0.25		
ER07-109	67.3	68.3	1.0	**16.37**	**0.48**		
	74.6	75.6	1.0	8.01	0.23		
	76.6	77.6	1.0	6.00	0.18		
ER07-110	70.1	71.1	1.0	7.74	0.23		



Table 1. 2007 Eau Claire Diamond Drilling Results

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton		
ER07-110	78.6	80.1	1.5	11.80	0.34		
Chemical analysis was completed by SGS Minerals Don Mills Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes.							
Note: Sample length represents true thickness. Assays are pending for 250 HQ drill core samples.							

END